June 23, 2015

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:    Ply Gem Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed March 13, 2015
File No. 1-35930
Form 10-Q for the quarter ended April 4, 2015
Filed May 7, 2015
File No. 1-35930

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I am writing in response to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 10, 2015 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2014 (File No. 1-35930) and quarterly report on Form 10-Q for the quarter ended April 4, 2015 (File No. 1-35930).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter above the Company’s corresponding response.

Form 10-Q for the period ended April 4, 2015

Consolidated Financial Statements

10. Income Taxes, page 26

1.
We note the expense you recognized during the period ended April 4, 2015 related to a liability pursuant to your Tax Receivable Agreement. We also note your disclosure that the increase in the liability “is primarily due to the estimated timing of taxable income and reversals of deferred tax assets and liabilities.” Please provide us a more comprehensive explanation of the specific facts and circumstances that resulted in this expense being recognized in the current interim period, including how the amount was determined. Please also explain to us why there was no tax benefit related to the increase in this liability.

Response

Overview

On May 22, 2013, in connection with the Company’s initial public offering (“IPO”) the Company entered into a Tax Receivable Agreement (the “TRA”) for the benefit of the Company’s pre-IPO shareholders. The TRA generally requires the Company to pay these pre-IPO shareholders 85% of the amount of cash savings, if any, in income taxes that the Company actually realizes in periods after May 22, 2013 as a result of (i) net operating loss (“NOL”) carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to the Company’s IPO and (iii) deductions related to imputed interest deemed to be paid by the Company as a result of or attributable to payments under the TRA (together the “Covered Tax Benefits”). The Company retains the benefit of the remaining 15% of these tax savings. The term of the TRA will continue until all Covered Tax Benefits have been utilized or expire, unless the TRA is terminated by the Company at an earlier date in accordance with its terms.

As disclosed in the Company’s periodic reports and other filings with the Commission, the Company estimates that the total potential TRA liability over time could be approximately $100.0 million assuming (i) no material changes in the relevant tax law, (ii) the Company earns sufficient taxable income to utilize the Covered Tax Benefits, and (iii) the utilization of such Covered Tax Benefits is not subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended, as the result of an “ownership change”.

TRA Accounting Methodology

The Company’s accounting for the TRA liability is to record its best estimate at the end of each reporting period. The estimate for the TRA liability is impacted by the Company’s full tax valuation allowance on the net deferred tax asset position for all of the Company’s U.S. subsidiaries, which arises primarily as a result of the negative evidence regarding deferred tax asset realizability caused by the Company’s three year cumulative loss position limiting the Company’s ability to rely on projections of future taxable income beyond one year. As a result of the Company’s full tax valuation allowance position, the Company’s methodology for calculating the TRA liability considers expectations regarding (i) current year taxable income only (due to the uncertainty of future taxable income associated with the Company’s cumulative loss position) and (ii) future income due to the expected reversals of deferred tax liabilities. These expected reversals of deferred tax liabilities are scheduled over a 20 year period based on their respective tax lives as there is no uncertainty associated with the anticipated future taxable income amounts generated from these reversals.

First Quarter of 2015 Impact

During the first quarter of 2015, the Company estimated its projected taxable income for the full year ending December 31, 2015 based on the Company’s 2015 estimates at that time. However, as noted above, the Company’s methodology to estimate the TRA liability excludes fiscal years subsequent to 2015 because such future forecasts and projections cannot be relied upon based on the negative evidence from the Company’s three year cumulative loss position. For fiscal year 2015, the Company estimated to be in a taxable income position; however, this taxable income estimate was not sufficient to outweigh the negative evidence or alleviate the Company’s three year cumulative loss position.

In addition to projecting the Company’s current year taxable income estimate, the Company considered the reversals of deferred tax assets and deferred tax liabilities. The resulting taxable income (loss) from deferred taxes was then combined with the Company’s current year taxable income estimate to determine the cumulative NOLs that are expected to be utilized in 2015 and the TRA liability was accordingly adjusted using the 85% TRA rate.

In interim periods, the Company estimates its annual effective tax rate in accordance with ASC 740-270, Income Taxes. For the estimated 2015 annual effective tax rate, during the first quarter of 2015 the Company estimated positive taxable income for 2015 expecting that some of the deferred tax assets with a valuation allowance at December 31, 2014 will be realized in 2015. The realization of these deferred tax assets is included in the estimated annual effective tax rate and therefore recognized during 2015. The Company uses the same projection of current year taxable income and expectation of realizability of deferred tax assets to calculate the TRA liability. The Company does not spread the effect of the current year taxable income on the TRA liability over each of the four quarters of 2015 but recognizes changes in the TRA liability concurrently with changes in annual taxable income estimates. As of April 4, 2015, utilizing the methodology described above, the ending TRA liability totaled approximately $28.1 million with the Company recognizing an increase to the TRA liability and corresponding expense of approximately $17.2 million during the quarter ended April 4, 2015. No payments were made to the pre-IPO shareholders under the TRA during the first quarter of 2015. Due to the full tax valuation allowance position, no income tax benefit was recognized in the quarter ended April 4, 2015 despite the TRA expense of $17.2 million, as such benefit will only be realized when the NOL related deferred tax asset is determined to be realizable and is not subject to offset by the valuation allowance.

The $17.2 million expense during the quarter ended April 4, 2015 resulted from increases in taxable income estimates resulting from reversing deferred tax liabilities as well as increases in the Company’s 2015 estimate for taxable income. The increase in the Company’s 2015 estimated taxable income can be attributed to the following factors noted in the first quarter of 2015 (i) the continued U.S. housing recovery which is estimated to have a 12.3% year over year increase in single family housing starts according to the National Association of Home Builders, (ii) the positive income contributions from the Company’s acquisition of Simonton which was completed in September 2014, and (iii) continued improvements in the Company’s existing operations.

The Company believes that providing specific quantitative information relating to these 2015 taxable income estimates as it relates to the TRA would provide forward-looking information and projections in the Company’s filings with the Commission. The Company’s policy is not to provide full year forward-looking guidance or full year projections of future earnings in its filings with the Commission. Estimates of the Company’s full year results of operations are internal and subject to assumptions and substantial uncertainties, including uncertainties relating to the performance of the recently volatile U.S. housing market. The Company believes that its filings with the Commission include all material information for investors and that any additional information is not material to investors.

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If you have any questions regarding the foregoing response to your comment, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer,
Treasurer and Secretary